RMS

PUBLIC

SECURITIE 17005620

Washington, D.C.

SEC
Mail Processing
Section

FEB 24 2017

Washington DC
400

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SEC FILE NUMBER
8 - 69435

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Financial Resources Group Investment Services, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

481 Munn Rd, Suite 225
(No. and Street)

Fort Mill	SC	29715
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Clark B. Tucker — (205) 721-0507
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elliott Davis Decosimo, PLLC
(Name -- if individual, state last, first, middle name)

700 East Morehead Street, Suite 400	Charlotte	NC	28202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CM

aLB

OATH OR AFFIRMATION

I, Edward Bruce Miller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial Resources Group Investment Services, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Edward B. Miller
Signature

President
Title

Notary Public

Lisa McCullough
Notary Public, State of South Carolina
My Commission Expires Sept. 29, 2025

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss)
- [ ] (d) Statement of Changes in Financial Condition
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption from SEA Rule 15c3-3

Financial Resources Group Investment Services, LLC

Report on Financial Statements

For the year ended December 31, 2016

(Pursuant to paragraph (d) of Rule 17a-5 of the Securities Exchange Act of 1934)

FINANCIAL RESOURCES GROUP

Investment Services

Financial Resources Group Investment Services, LLC

Table of Contents

elliott davis decosimo

Report of Independent Registered Public Accounting Firm

To the Member
Financial Resources Group Investment Services, LLC
Charlotte, North Carolina

We have audited the accompanying statement of financial condition of Financial Resources Group Investment Services, LLC (the Company) as of December 31, 2016, and the related notes to the financial statement. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Financial Resources Group Investment Services, LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States.

Elliott Davis Decosimo, LLC

Greenville, South Carolina
February 21, 2017

Financial Resources Group Investment Services, LLC

Statement of Financial Condition

December 31, 2016

Current Assets:	
Cash	$3,396,160
Accounts receivable	438,097
Prepaid expenses	66,186
Other receivables	169,409
Total current assets	4,069,852
Property and Equipment	
Leasehold improvements	96,068
Furniture and fixtures	30,272
Office equipment	12,584
Accumulated depreciation	(29,120)
Net fixed assets	109,804
Long term assets	53,982
Total assets	$4,233,638
Liabilities and Equity	
Current liabilities:	
Accounts payable	$27,596
Accrued commissions	516,442
Accrued expenses	418,703
Payroll liabilities	66,077
Total current liabilities	1,028,818
Long term liabilities:	18,370
Total Liabilities	1,047,188
Member's equity	3,186,450
Total liabilities and member's equity	$4,233,638

See Notes to Financial Statements

Financial Resources Group Investment Services, LLC

Notes to Financial Statements

For the year ended December 31, 2016

Note 1. Summary of Significant Accounting Policies

These financial statements were prepared in conformity with accounting principles generally accepted in the United Statements of America.

Business activity and regulation:

Financial Resources Group Investment Services, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a South Carolina limited liability company (LLC) registered to do business in Alabama, Arizona, Arkansas, California, Connecticut, Florida, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maryland, Louisiana, Maryland, Michigan, Mississippi, Missouri, New Jersey, New Mexico, New York, North Carolina, Oklahoma, Pennsylvania, South Carolina, Tennessee, Texas, Virginia, Washington DC, West Virginia, and Wisconsin. The Company was formed December 17, 2013 in South Carolina. The Company was offered FINRA membership on July 29, 2015. After registering in the above mentioned states and completing other administrative responsibilities, the Company began full operations for all employees on December 1, 2015. The Company provides Office of Supervisory Jurisdiction services for financial advisors and financial institutions on the LPL Financial platform. See Note 7.

The Company uses the accrual method of accounting.

Cash:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash.

Accounts receivable:

Accounts receivable are recorded at net realizable value of the carrying amount less the allowance for uncollectible accounts. The Company uses the allowance method for uncollectible balances. Under the allowance method, if needed, an estimate of uncollectible receivable balances is made. Management considers all accounts receivable to be collectible. Therefore, no allowance of doubtful accounts has been made.

Property, equipment and depreciation:

Property and equipment are carried at cost. Expenditures for maintenance and repair, which do not improve or extend the life of an asset, are charged to expense as incurred. Major renewals and betterments are capitalized. Depreciation expense is computed using the straight line method over the estimated useful lives.

Note 1. Summary of Significant Accounting Policies and Activities, continued

Computer and hardware	5 years
Office furniture	7 years
Office equipment and leasehold improvements	5 years

Depreciation expense for the year ended December 31, 2016 totaled $32,025.

Maintenance and repairs of property and equipment are charged to operations. Upon retirement, sale, or other disposition of property and equipment, the cost and accumulated depreciation are eliminated from the accounts, and any related gain or loss is included in operations. At December 31, 2016, management deemed there was no impairment on property and equipment.

Revenue Recognition:

The Company records override income upon the completion of the transaction evidenced by the receipt of its payment. The company earns advisory revenue and brokerage revenues by providing Office of Supervisory jurisdiction services to its clients. The Company also earns a portion of administrative fees charged to advisory products.

Marketing costs:

The Company expenses the cost of marketing as it is incurred. Marketing expense was $73,985 for the year ended December 31, 2016.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Limited Liability Company:

The Company is 100% owned by FRG Holdings, LLC on December 31, 2016. On March 3, 2016, 100% of Edward Bruce Miller's interest in Financial Resources Group Investment Services, LLC was transferred to FRG Holdings, LLC. On May 1, 2016 FRG Holdings, LLC issued Class B Units to six individuals. Five individuals own two percent each and one individual owns three percent of FRG Holdings, LLC. Financial Partners, LLC owns the remaining 87% of FRG Holdings, LLC. Edward Bruce Miller owns 100% of Financial Partners, LLC.

Fair value of assets and liabilities:

The carrying amounts of all financial instruments approximate their estimated values in accompanying statement of financial condition.

Recently issued accounting pronouncements:

Accounting standards that have been issued or proposed by the FASB or other standard setting bodies are not expected to have a material impact on the Company's financial position, revenue recognition, results of operations, or cash flows.

Note 2. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-l), which requires the maintenance of a minimum net capital of the greater of $5,000 or 6.67% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016 the Company had net capital of $2,577,135 which was $2,493,360 in excess of its required net capital of $69,813. The Company's ratio of aggregate indebtedness to net capital was .406 to 1 at December 31, 2016.

Note 3. Income Tax Status

The Company is disregarded for tax purposes. The Company is wholly owned by FRG Holdings, LLC which is treated as a partnership for tax purposes. The tax amount reflected in the financial statements are amounts for state taxes. Management has determined that the Company has no uncertain tax positions that would require the Company to record a liability for unrecognized tax benefits. The Company's tax returns have not been examined.

Note 4. Operating Lease

As of December 1, 2015, the Company assumed responsibility for two operating leases for office space held with Financial Resources Group, LLC, a related party. The original lease for the South Carolina space commenced on April 10, 2014 and expires 61 months from the date of occupancy, May 1, 2015. The original lease for Melville, NY commenced on March 1, 2013 and expires October 31, 2018. During 2016, the Company agreed to take on more space at the Fort Mill, South Carolina location. The lease term for the new space starts at the earlier of June 1, 2017 or when FRGIS, LLC takes possession of the space.

Note 4. Operating Lease (continued)

The lease amendment extends the term of the original lease to 60 months from the date of occupancy of the new space. The Company estimates occupancy to be on June 1, 2017.

2017	$270,149
2018	274,787
2019	183,659
2020	183,659
2021 and thereafter	275,488
Total Minimum Lease Payments	$1,187,742

Note 5. Concentration of Risk

The Company places its cash and cash equivalents on deposit with financial institutions insured by the Federal Deposit Insurance Corporation (FDIC), in the United States. At times, balances may exceed insurable limits.

Note 6. Retirement Plan

The Company offers a 401k plan. Under the terms of the plan, participants are entitled to contribute up to the maximum allowable amount not to exceed the limits established by the Internal Revenue Code. There is no guaranteed company match. Based on operating results, the Company may elect to make a discretionary match. For the year ended December 31, 2016, the Company accrued a discretionary match of $220,000.

Note 7. Related Party Transactions

The Company assumed assets and liabilities as of December 1, 2015 of a related entity, related through common ownership, Financial Resources Group, LLC, to begin its operations as a broker-dealer. Financial Resources Group Investment Services, LLC was formed in South Carolina because South Carolina allowed the principals to be dually registered with LPL Financial and with Financial Resources Group Investment Services, LLC. Financial Resources Group, LLC was a North Carolina limited liability company and North Carolina would not allow dual registration so a new entity was formed. All of Financial Resources Group, LLC's operations are now part of Financial Resources Group Investment Services, LLC. Financial Resources Group, LLC dissolved in all but one state during 2016. Tax clearance from Pennsylvania is still outstanding.

Note 7. Related Party Transactions, continued

A two percent owner of FRG Holdings, LLC (which owns 100% of Financial Resources Group Investment Services, LLC) owns a Limited Liability Company called Investment Solution Services, LLC.

Financial Resources Group Investment Services, LLC performs Office of Supervisory Jurisdiction (OSJ) work for LPL, Financial and earns an override paid by LPL Financial for the OSJ work performed for Investment Solution Services, LLC. Financial Resources Group Investment Services, LLC earned $123,872 in overrides for the OSJ work performed for Investment Solution Services, LLC during 2016.

Financial Resources Group Investment Services, LLC pays a monthly management fee to Financial Partners, LLC. Financial Partners, LLC is wholly owned by Edward Bruce Miller and employs Edward Bruce Miller. Financial Resources Group Investment Services, LLC paid $117,992 in management fees during the fourth quarter of 2016.

Note 8. Commitments and Contingencies

The Company is subject to various claims and legal proceedings arising in the normal course of business. Management is not aware of any legal proceedings where the Company is named.

Note 9. Subsequent Events

Subsequent events are events or transactions that occur after the balance sheet date but before the financial statements are issued. Recognized subsequent events are events or transactions that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements. Nonrecognized subsequent events are events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date. There are no subsequent events to report.

Note 10. Recently Issued Accounting Pronouncements

In May 2014, the FASB issued guidance to change the recognition of revenue from contracts with customers. The core principle of the new guidance is that an entity should recognize revenue to reflect the transfer of goods and services to customers in an amount equal to the consideration the entity receives or expects to receive. In August 2015, the FASB deferred the effective date of ASU 2014-09, *Revenue from Contracts with Customers.* This topic was amended again in March 2016 to clarify the implementation guidance on principal versus agent considerations and address how an entity should assess whether it is the principal or the agent in contracts that include three or more parties. The amendments will be effective for the Company for annual periods beginning after December 15, 2018, and interim periods within annual reporting periods beginning after December 15, 2019. The Company does not expect these amendments to have a material effect on its financial statements.

Note 10. Recently Issued Accounting Pronouncements, continued

In January 2016, the FASB amended the Financial Instruments topic of the Accounting Standards Codification to address certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The amendments will be effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Company will apply the guidance by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption. The amendments related to equity securities without readily determinable fair values will be applied prospectively to equity investments that exist as of the date of adoption of the amendments. The Company does not expect these amendments to have a material effect on its financial statements.

In February 2016, the FASB amended the Leases topic of the Accounting Standards Codification to revise certain aspects of recognition, measurement, presentation, and disclosure of leasing transactions. The amendments will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. The Company is currently evaluating the effect that implementation of the new standard will have on its financial position, results of operations, and cash flows.

CliftonLarsonAllen

CliftonLarsonAllen LLP
CLAconnect.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Associated Investment Services, Inc.
Green Bay, Wisconsin

We have reviewed management's statements, included in the accompanying SEC Rule 17a-5 Exemption Report, in which (1) Associated Investment Services, Inc. (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Associated Investment Services, Inc. stated that the Company met the identified exemption provisions throughout the most recent fiscal year except as described in its exemption report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

Baltimore, Maryland
February 20, 2017

Exemption Report

Associated Investment Services, Inc. (the "Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the "exemption provision") and (2) the Company met the exemption provision for the period of January 1, 2016 to December 31, 2016 except as described below:

Associated Investment Services, Inc.

1st Quarter, 2016	Number of checks	Check amounts
Brokerage checks	9	$ 41,829
Direct mutual fund checks	4	$ 36,602
Registered fixed annuity checks	1	$ 6,500
Variable annuity checks	0	$ 0
1st Quarter Total	**14**	**$ 84,931**

2nd Quarter, 2016	Number of checks	Check amounts
Brokerage checks	5	$ 89,082
Direct mutual fund checks	6	$ 21,748
Registered fixed annuity checks	0	$ 0
Variable annuity checks	3	$ 151,873
2nd Quarter Total	**14**	**$ 262,703**

3rd Quarter, 2016	Number of checks	Check amounts
Brokerage checks	1	$ 25,617
Direct mutual fund checks	2	$ 40,850
Registered fixed annuity checks	0	$ 0
Variable annuity checks	2	$ 23,900
3rd Quarter Total	**5**	**$ 90,367**

4th Quarter, 2016	Number of checks	Check amounts
Brokerage checks	6	$ 330,078
Direct mutual fund checks	3	$ 39,007
Registered fixed annuity checks	1	$ 20,000
Variable annuity checks	1	$ 2,491
4th Quarter Total	**11**	**$ 391,576**

Grand Total	**44**	**$ 829,577**

By: [signature] Date: 2/14/2017

Name: Michael D. Kuipers

Title: President and CEO